TMC BONDS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net income	$ 12,156,521
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	934,202
Changes in operating assets and liabilities	
Receivable broker dealer	(20,829)
Other assets	(223,584)
Due from broker and dealers	66,013
Accounts payable and accrued liabilities	(405,887)
Net cash provided by operating activities	12,506,436
Cash Flows From Investing Activities	
Purchases of property and equipment	(789,346)
Cash Flows from Financing Activities	
Capital Contributed	8,375,000
Capital Withdrawn	(74,276,558)
Net cash used in financing activities	(65,901,558)
Net decrease in cash and cash equivalents	(54,184,468)
Cash and cash equivalents - beginning	87,867,654
Cash and cash equivalents - ending	$ 33,683,186
Supplemental Disclosures From Cash Flow Information	
Cash paid during the year for	
Interest	$ 32,704
Taxes	$ 330,101

The accompanying notes are an integral part of these financial statements.